Exhibit 107

CALCULATION OF FILING FEE TABLE
SF-3
(Form Type)
BMW AUTO LEASING LLC
(Exact Name of Registrant as Specified in its Charter)
Newly Registered and Carry Forward Securities
	Security Type	Security Class Title	Fee Calculation or Carry Forward Rule(1)	Amount Registered	Proposed Maximum Offering Price Per Unit	Maximum Aggregate Offering Price(1)	Fee Rate	Amount of Registration Fee	Carry Forward Form Type	Carry Forward File Number	Carry Forward Initial effective date	Filing Fee Previously Paid In Connection with Unsold Securities to be Carried Forward
Newly Registered Securities
Fees to be Paid	Asset-Backed Securities	(2)	(2)	(2)	(2)	(2)	(2)	(2)
Fees to be Paid	Special Unit of Beneficial Interest Certificate(3)	(4)	(4)	(4)	(4)	(4)	(4)	(4)
Carry Forward Securities
Carry Forward Securities
	Total Offering Amounts
	Total Fees Previously Paid
	Total Fee Offsets
	Net Fees Due
(1)	Calculated in accordance with Rule 457(s) of the Securities Act of 1933.
(2)
An unspecified additional amount of securities of each identified class is being registered as may from time to time be offered at unspecified prices. The depositor is deferring payment of all of the registration fees for such additional securities in accordance with Rules 456(c) and 457(s) of the Securities Act of 1933, as amended.

(3)
Financial Services Vehicle Trust will issue a special unit of beneficial interest (the “SUBI”) in specified assets of Financial Services Vehicle Trust, including certain motor vehicle leases, the vehicles underlying these leases, and the related rights associated therewith. The SUBI will be represented by a certificate (the “SUBI Certificate”), which will be transferred to the issuing entity. Neither the SUBI nor the SUBI Certificate is being offered to investors hereunder.

(4)	Not applicable.